OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Wise Power, Inc.

2500 Broadway
Building F, Suite F-125
Santa Monica, CA 90404

http://getwisepower.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Preferred Stock when the company raises $3,000,000 in a qualified equity financing

Maturity Date: 04.30.2020

$10,000,000 Valuation Cap

10% Discount Rate

3% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Wise Power, Inc.
Corporate Address	2500 Broadway Building F, Suite F-125 Santa Monica, CA 90404
Description of Business	Wise Power, Inc. (dba WISE) WISE is a platform that supports the flow of energy and information from consumers to service providers. WISE will allow consumers to securely connect their internet-enabled devices to their smartphone, tablets, and computers. A unique Energy Assessment captures electric power use from each device connected to the electric system. WISE then stores the electricity to power the home or business. The platform then connects consumers to a network of certified professionals through our private cloud. WISE is a Distributed Energy Source system that features IoT-enabled intelligent energy storage. The patented technology allows users to securely connect to the Internet of Things (IoT) to manage a digital lifestyle and store the energy to power their homes and businesses.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$100

What is a Convertible Note?

A convertible note offers you the right to receive shares in Wise Power, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000 in qualified equity financing. The highest conversion price per share is set based on a $10,000,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 3% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

Perks*

1. Investors who invest as part of this Regulation Crowdfunding offering through StartEngine, receive Preferred customer status for one year. Preferred customers receive a monthly newsletter and advance purchase

options for new product releases.

2. One year subscription for the basic WISE IoT platform for investments of $1,000 or more. (a $119.40 value based on $9.95 per month for 12 months)
3. The WISE Gold Distributors have licensing rights for 5 years to reseller our WISE IoT and energy storage products and services. The Distributors are certified to sell this cutting-edge technology anywhere in North America. Our Distributors receive approximately 30% profit margin on our products and recurring revenue from data plans. StartEngine investors receive a 10% discount on our Gold Distributor's License. For more information and to register go to http://wiseiot.net.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Wise Power, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 3.3% instead of 3%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

WISE is a lifestyle management platform that allows users to store the energy to power their homes and businesses. The technology will connect customers to all of the internet-enabled devices in our lives. Consumers will be able to monitor and control appliances and electronic devices through a smartphone, tablet, wearable, home voice-activated hub or computer.

WISE will calculate the energy use and store the electricity to power today's digital world. A patented battery bank powered energy storage unit is matched with locations that install measured energy storage applications. Storage units can be series tied to create storage applications from 5 kWh - 20 kWh. The WISE system integrates with renewables and greatly enhances the benefits of rooftop solar and other distributed energy clean energy projects.

WISE uses a patented process based on a Mapping Matrix of the home or business. The system captures each appliance and electrical device connected using an electrical outlet. We also capture overhead lighting connected using wall switches. We add the Heating, Ventilation & Air Conditioning (HVAC) load. Our software measures the amount of electricity used by each device and provides tips and programs to conserve energy, save money, and provide convenience. The proof-of-concept prototype is an Energy Assessment Tool https://assessment.getwisepower.com/ that we developed and populated with sample templates. We added the ability to customize each home or business through the tool. We then calculate the storage needs and predict energy savings. You tell us what is plugged-in to your outlets and which rooms are connected to switches for lighting. We provide a secure connection to each device. WISE allows users to control any vendors internet-enabled devices in a secure environment. WISE then offers the ability to store the energy to power the home or business through patented energy storage applications.

Sales, Supply Chain, & Customer Base

WISE is designed as a business-to-business supplier to the HVAC, Solar, and Electrical contractor communities. The Partnership Program is offered in three levels. Platinum Certified Partner, Gold Certified Partner, and Certified Reseller. Each Partner pays a onetime fee to receive training, certification, and network integration. The Partner also pays a monthly fee for hosting and support services. The Partner receives a percentage of sales, including ongoing monthly membership fees.

Software Sales

WISE connects consumers to the internet-enabled devices in the home and business. WISE connects the customer with a network of certified professionals and manages a secure network of energy and information generation. The software platform contains a database of every census track in the country and we match the customer to the nearest WISE certified professional, using the customer's zip code.

Customers pay a monthly membership fee of $9.95 - $24.95 per month, based on the level of service. We offer service programs in categories based on the number of devices connected to the system and number of users per home or business connected to the controller.

Hardware Sales

WISE uses a Controller to securely connect internet-enabled devices to the consumer's Smartphone, table, wearable or computer. The Controller will connect with the device regardless of the manufacturer. It collects usage data and other information from appliances and electronic devices that are plugged-in to the electrical system of the home or business. WISE then connects the Controller to the consumer using a network certified device on the AT&T cellular network or the internet.

WISE is a unique system that uses the Internet of Things (IoT) in combination with energy storage. We determine how much energy is being used and we calculate the energy storage needs required to store the electricity to power to your home or office. Energy is stored in a patented battery-bank configuration. The units can be series tied to create solutions ranging from 5kWh to 20 kWh projects.

Competition

There are other companies that provide energy storage solutions. Most concentrate on utility-scale offerings at the micro-grid level. These solutions are 1 megawatt or larger. Our solution is designed to first determine the actual electric power needs of the home or business and then provide a smaller energy storage solution that matches those needs.

Liabilities and Litigation

WISE has defensible patents for this technology and is not involved in any litigation. The founder (Kevin Williams) is also the inventor. The patents have been assigned to Wise Power, Inc.

The team

Officers and directors

Kevin Williams	President, CEO, Founder & Director

Kevin Williams
November 2017 to Present Kevin Williams is a serial entrepreneur. He is the Founder of several successful companies and is an innovator with patents to his credits. WISE is the latest brand that he developed as a result of his years of research and development. WISE a is a Deep Tech startup that uses patented technology to transform the electric utility industry. It provides an intelligent energy storage solution with Internet of Things (IoT) capabilities to create a Distributed Energy Source System. In 2005, Kevin founded WillCo Technologies, Inc. He served as President and CEO from 2005 to 2017. The firm's mission was to make information easy and accessible. As an intelligent information technology (IT) consulting firm, WillCo specialized in creating simple solutions to complex issues. WillCo developed custom programs and software to enhance the communication, interaction and integration among various computer systems. In 2006, the company created a cybersecurity compliance program and related software platform. This program is licensed to the US Department of Defense and now has more than 1.5 million registered users. Kevin sold a majority interest in WillCo in Sept 2017 to focus on WISE. He spent several years developing WISE with his own time and resources. He wanted to share this technology with the masses and created a business model that helps businesses offer new energy storage products and services. This dynamic system will create new entrepreneurs around the country to serve as Distributors and has the ability to create thousands of new jobs. https://getwisepower.com/blog

Number of Employees: 3

Related party transactions

From time to time, the related parties to the Company have advanced money to fund operations. As of December 31, 2017 and 2016, related party payables totaled $226,629 and $88,637, respectively. The payables bear interest at 2.5% and are payable upon demand from the lenders. Interest expense on these notes was $3,016 and $1,966 for the years ended December 31, 2017 and 2016, respectively, of which $5,554 and $2,538 was accrued and unpaid as of December 31, 2017 and 2016, respectively. The Company's CEO and controlling shareholder and two other related parties to the Company have deferred salaries for future payment in 2016 and 2017. The total amounts accrued and unpaid as of December 31, 2017 and 2016 was $358,850 and $138,735, respectively. There are no formal agreements, but the Company considers these to be payable on demand and bearing no interest.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property are a major part of our solution.** One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents and have 2 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to energy storage and IoT.
- **There are several potential competitors who are better positioned than we are to take the majority of the energy storae market.** We will compete with larger, established energy storage providers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not develop solutions that will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a new company. To date, resources have been spent on research and development including prototype development and patent acquisition.** It has no customer history, no clients, and no revenues. If you are investing in this company, it's because you think the solution is a good idea, that the company will develop the sales channel to successfully market and sell the WISE products and services, and that we can price it right and sell it to enough people so that the company will succeed.
- **The Company's intellectual property rights, including two patents, are crucial to its success.** One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents, the licensing rights to protect resellers, copyrights, Internet domain names, and trade secrets. We have 2 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to energy storage and IoT.
- **Our finacial review includes a going concern note.** The Company's ability to continue as a going concern for the twelve months following the date the combined financial statements were issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.
- **There are several potential competitors better positioned in some markets than we are to take the majority of the market** We will compete with larger, established energy storage companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **WISE is a new company.** It has no revenue history and no paying clients. If you are investing in this company, it's because you think the WISE brand and business model is a good idea, that the IP WISE has secured and the intellectual property rights to WISE products and services will be enough to successfully market the company. We have yet to sell any storage units and we plan to market IoT and energy storage solutions that have no commercial contemporaries. Further, we have not turned a profit to date and there is no assurance that we will ever be profitable.
- **Any valuation at this stage is pure speculation. We choose to offer convertibile debt at this stage of the company's lifecycle.** No one is saying the company is worth a specific amount. They can't. It's a question of

whether you, the investor, want to pay this price for this security. We have chosen to offer a convertible note at this stage. Don't think you can make that call? Then don't invest.

- **Our business projections are estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and WISE has priced the services at a level that allows the company to make a profit and still attract business.

- **The Company is selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be determined class of preferred stock. The notes will convert at a discount of 10%, or based on the valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $10 million valuation cap, so you should not view the $10 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **The Company has realized operating losses to date** and expect to incur such **losses in the future.** The Company has operated at a loss for the years ending December 31, 2017 and 2016, and these losses are likely to continue. The Company's net loss for 2016 was $457,234.00 and its net loss for 2016 was $519,736.00. The Company may seek other sources of capital if it finds it necessary to continue operations.

- **The Company is a development-stage company.** WISE was formed in November 2017. Accordingly, the Company has a limited operating history upon which an evaluation of its performance and future prospects can be made. WISE's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. WISE will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

- **Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.** No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

- **Management has absolute discretion on the use of proceeds generated from this offering.** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the applicable and allocation of the proceeds of this offering.

- **The Company has limited operating history, and therefore, cannot assess our growth rate and earnings potential.** It is possible that the Company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The Company may face these and other difficulties in the future and some may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **No Guarantee of Return on Investment** There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

- **Your ownership of the Conversion Shares will be subject to dilution.** Owners of the Convertible Notes and, upon conversion, the conversion shares, do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

- **There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

- **The Company does not anticipate paying any cash dividends for the foreseeable future.** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

- **There may be additional risks of which we are not aware or that we cannot foresee.** In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

- **The Company's patents and other intellectual property rights are crucial to its success.** One of the Company's most valuable assets is its intellectual property. The Company currently holds two issued patents and has two additional patents pending. The Company believes that the most valuable component of its intellectual property portfolio are its patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to energy storage and Internet of Things ("IoT").

- **The Company has many competitors in the energy storage market.** The Company is relatively new and competes with larger established energy storage providers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not develop solutions that will be preferred to any existing or newly developed technologies. There may be more competition for the company in the future.

- **The Company CPA has included a 'Going Concern' Note in the reviewed financials.** The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that the Company will be successful in all its efforts.

- **WISE is a new company.** The company has no revenue history and no paying clients yet. If you are investing in this company, it's because you think the WISE brand and business model is a good idea, that the IP WISE has secured and the intellectual property rights to WISE products and services will be enough to successfully market the company. The Company is yet to sell any storage units and plans to market IoT and energy storage solutions that have no commercial contemporaries.

- **If the Company does not respond to technological changes or upgrade its technology systems, our growth prospects and results of operations could be adversely affected.** To remain competitive, the company must continue to enhance and improve the functionality and features of its websites and technology infrastructure. As a result, the Company will need to continue to improve and expand its hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than the Company has experienced in the past. Without such improvements, the Company's operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect the Company's reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, the Company is likely to incur expenses in connection with continuously updating and improving its user interface and experience. The Company may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, the Company's existing websites and proprietary technology and systems may become obsolete or less competitive, and the business may be harmed. In addition, the expansion and improvement of its systems and infrastructure may require the Company to commit substantial financial, operational and technical resources, with no assurance that the business will improve.

- **The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.** To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

- **The Company may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries it serves.** A portion of the Company's revenues are derived from discretionary spending by individuals. Discretionary spending tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, the Company's operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, the Company may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

- **The Company relies on agreements with AT&T & other third-party service vendors to provide certain services, goods, technology, and rights necessary to enable it to implement some of its technology and applications.** The Company's ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties & AT&T. AT&T & other third-party vendors may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If the Company fails to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, the Company exercises limited control over its third-party vendors, which increases its vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect its renewal rates, and have an adverse effect on the financial condition and results of operations of the Company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Kevin Williams, 97.5% ownership, Common Stock

Classes of securities

- Common Stock: 8,200,000

  Wise Power, Inc. is a Delaware corporation since November 2017, and it was formerly known and registered as WISE, LLC.

  The Company is authorized to issue 10,000,000 shares of Common Stock, each with a par value of $0.00001 per share. On November 28, 2017, the Company issued 8,000,000 shares of Common Stock to Kevin Williams, 100,000 shares of Common Stock to Lynette Williams and another 100,000 shares of Common Stock to Brittany Williams.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Voting Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Voting Common Stock.

The rights, preferences and privileges of the holders of the Company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

2017 Stock Incentive Plan

The Company has authorized a Stock Incentive Plan ("Plan") in 2017 as part of its plan to attract and retain human talent. The Plan provides for issuance of up to 1,800,000 Non-statutory Stock Options or Incentive Stock Options. The Company has not granted any shares pursuant to the 2017 Stock Incentive Plan.

- Convertible Notes: 1,070,000

The Convertible Notes (collectively, the "Notes"), being issued by Wise Power, Inc. (the "Company") are part of the Regulation Crowdfunding campaign. The Notes are not currently equity interests in the Company but will provide the right to receive equity at some point in the future upon the occurrence of certain events, described herein. Initially defined terms used but not defined herein shall have the meaning assigned to such terms in the subscription agreement.

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on April 30th, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 3.00% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least THREE MILLION DOLLARS ($3,000,000.00) (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) NINETY PERCENT (90%) of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however,* that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Dividends The Note does not entitle the Investor to any dividends prior to the conversion of the Notes into preferred stock. Upon conversion, all preferred stock holders may be entitled to receive dividends, as may be declared from time to time by the Company's Board of Directors out of legally available funds. All dividends shall be declared pro rata on the Preferred Stock on a pari passu basis according to the number of such shares of Common Stock held by such holders.

7. Default In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the majority holders of principal amount of Notes of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Voting Rights The Notes have no voting rights at present. Upon conversion of the Notes into shares of Company's Preferred Stock, each holder of such Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Company's Common Stock into which such shares of Preferred Stock are convertible into at the time of the vote on such manner.

- Preferred Stock: 0

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock:

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. All dividends shall be declared pro rata on the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting Rights

Each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible into at the time of the vote on such matter.

Conversion:

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Rights to Receive Liquidation Distribution

In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to liquidation preferences superior to holders of the Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

What it means to be a Minority Holder

As an investor in Convertible Notes of the Company, you will not have any right to vote in regards to the corporate actions of the Company, including issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, even upon conversion of the notes into stock, investors in this Offering will hold minority interest, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you won will go down, even though the value of the company may go up. You will own a small piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.


FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS


Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

WISE has not yet generated any revenue but with the recent development of our reseller network supported by AT&T we plan to generate revenue and profits in 2018. A key milestone was securing a Master Services Agreement and Wholesale Pricing Agreement with AT&T in February. The AT&T partnership provides a core component of our IoT product offering. We integrate our frontend web portal with an AT&T Control Center to support our Distributorship network. The Control Center allows us to collect and track data using a SIM embedded into each end user device. The WISE IoT Controller with embedded SIM is located at a customer's home or business and collects energy usage data from each appliance and electronic device connected to the electric service. Additional controls allow users to control these devices from a smartphone or computer.

We are now in position to generate revenue from licensing this technology to our Distributors. These 500 trained and certified WISE Distributors will pay a $5,000 licensing fee for the rights to sell our patented IoT and energy storage solutions. Both the IoT Controller and energy storage system are being developed. The IoT Controller development is being conducted with AT&T to insure a network certified device will be done in 4 months. Our engineering partner Evocativo is completing the development of the phase one energy storage system. The first two units have been sourced and ordered from the supplier in China. We anticipate the completion of those products in June and Aug of 2018 respectively.

The new WISE web portal is under development and is operating on our development server. The software development team is coordinating with AT&T and Amazon to use an Amazon Web Services private cloud. The new interface will be ready for Alpha testing in May 2018. The site will be the cornerstone of our solution. Distributors will have elevated rights to sign in and manage their customers. End users will be able to take a free energy assessment to determine their unique energy usage and they can order Wise compatible products from the site.

Revenue

Licensing Revenue for 2018 is largely derived from Distributor Licensing. The cost of a 3-year license is $5,000 and we will offer 500 territories. The territories are based on a database we created using census tracks. The tracks were rolled up into zip codes based on populations of 100,000 people. These territories are contiguous zip codes are marked off in the database to create fair market Distributors and installers around the continental US, Hawaii, Guam, and Puerto Rico. Resellers are our partners that can sell products but are not certified to install. The revenue generated by these partners is $3 million.

Controller Sales Revenue for 2018 comes from end users that activate a system from our Distributors. A one-time fee of $100 is charged to activate the WISE IoT Controller at the customer's dwelling. WISE Revenue from this stream is $1,200,000 on sales of 25,000 units.

End User Monthly Subscription Revenue for 2018 is earned from a $10 monthly membership charge for accessing the network. WISE makes seamless connections to end user's internet-enabled devices. Revenue from this source is $1,200,000 in 2018 based on 25,000 subscribers in the last quarter of the year.

Energy Storage Revenue for 2018 is minor because most of the year will be spent in development and testing. Our energy storage solution is offered in kWh modules. We have targeted a 4-5 kWh unit that can be series tied to create 20 kWh installations. This range of units will power most homes and small businesses during the peak-demand period each day.

Products/Units	2018	2019	2020	2021	2022
Distributorship Licenses	500 Distributors	500 Partners	500 Distributors	500 Partners	500 Partners
Reseller Licenses	500 Resellers	500 Resellers	500 Resellers	500 Resellers	500 Resellers
Monthly Subscriptions	25,000 Members	150,000 Members	250,000 Members	350,000 Members	500,000 Members
WISE Controller Sales	25,000	150,000	250,000	350,000	500,000
IoT Connected Device Sales	75,000	450,000	750,000	1,050,000	1,500,000
Sales in Millions $	2018	2019	2020	2021	2022
Revenue (Thousands)					
Total Gross Profit from Sales	5,700	25,200	38,000	50,800	70,000
Expenses (Thousands)					
Overhead	1,200	2,800	3,600	5,400	6,000
Sales and Marketing	1,000	3,000	5.000	5,000	6,000

Product Development	500	500	250	250	250
Capital Expenditures	2,000	100	100	150	250
Total Expenses	4,700	6,400	8,950	10,800	12,500
EBITA (Thousands)	1,000	18,800	29,050	40,000	57,500

Cost of Sales

Licensing cost of sales from projected 2018 revenue is simple to calculate. The Distributorship Licensing Agreement cost WISE $500 per unit or 10% of the $5,000 fee. Legal fees and managerial cost account for this figure. This is an extremely high profit margin category because the revenue is derived from IP. The sunk costs of the IP have already been absorbed so these are variable costs at high margins.

Controller cost of sales are projected to be 30% of revenue. The WISE IoT Controller is the brains of our system. The unit retails for $100.00 and is projected to cost $30.00.

Subscriptions are fees paid by end users to WISE. Customers pay subscriptions starting at $10 per month for up to 5 connected devices. Additional devices are $1 per month per connected device.

Energy Storage is priced at $1,750 per kWh at retail. Our cost are $1,250 per KWh and we wholesale energy storage to our certified Distributors at $1,500 per kWh. This pricing structure allows us to retail modular energy storage at $7,500 - $8,000 installed.

Expenses

Our business model is very efficient and requires minimal overhead. Our staff supports a network of up to 500 **Distributors** and **Installers**. We are developing the IoT hardware and energy storage system using subcontractors for those projects. We incur fixed expenses to achieve the hardware builds. We have already invested in the design of these systems. The remaining costs associated with the energy storage system is $150,000 and $50,000 for the IoT hardware certification.

The web portal build and design is ongoing using internal resources. The Founder and staff have a product development burn rate of $30,000 per month through June 2018. The expenses increase to $40,000 per month for the remainder of the year. The new WISE product offerings will be introduced at CES in Jan 2019. At that time, a President will be hired to run the day-to-day operations.

The staffing plan will be implemented based on sales. Our model uses variable costs to keep the burn rate low. We anticipate building our ongoing expenses to $1.5 million per year to support the projected level of sales.

Financial Milestones

Wise Power Inc. is spinoff of the founder's previous successful startup. The company evolved from a KS based LLC that was originally started back in 2015. WISE LLC was formed to conducted extensive research and development activities around energy storage and IoT. The awarding of two utility patents spawned the continued development to this point. The founder has used proceeds from a successful IT company WillCo Technologies to develop WISE using his own time and resources. WISE is now investing for product development, branding, and advertising. Management currently forecasts 2018, 2019 and 2020 gross profits from revenue of $5.7 million, $25.2 million and $38 million, respectively, and believes the company will generate positive net income beginning in 2018.

These projections are based on sound business practices. We use a distribution of effort to reach the consumer market. Our B2B model calls for us to signup 500 Distributors from the HVAC, Solar, and Electrical contractor communities. According their respective industry associations and our marketing research, there are 203,000 companies in the US that fit operate in these sectors. Our marketing plan requires that we attract only 500 of them.

Liquidity and Capital Resources

The company is currently pre-revenue having spent time on research and development of products and services. The Go-To-Market strategy requires the continued infusion of capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the company.

- Liquidity

- Proceeds will provide capital to multi-task and complete the Development and Deployment Plan
- Current liquidity from cash coming from previous company
- Promissory Note for $645,000 with monthly revenue

ACTIVITY	PLAN START	PLAN DURATION	ACTUAL START	PERCENT COMPLETE	PERIODS 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 3
Build IoT SDN	1	6	Jan-18	25%	
Build Public-facing Platform	1	9	Jan-18	15%	
Initiate Carrier Partnership	1	3	Nov-17	90%	
Build IoT Controller	2	6	Feb-18	10%	
Build Energy Storage Unit	1	10	Jan-18	15%	
Build Sales Channel Network	4	6	Apr-18	5%	
Test/Certify Energy Storage	9	4	Sep-18	0%	
Test/Certify Controller	7	2	Jul-18	0%	
Relocate WISE HQ	4	3	Apr-18	10%	
Establish Field Testing Facility	5	2	Apr-18	10%	
Create Legal Docs	2	6	Feb-18	5%	
Establish Distribution Channel	6	3	Jun-18	10%	
Create Support System	9	3	Sep-18	5%	
Hire PR Firm	8	6	Aug-18	5%	
Create Branding & Positioning	9	3	Sep-18	15%	
Produce Advertising Campaign	10	6	Oct-18	0%	
Deploy & Support WISE	10	20	Oct-18	0%	

Advertise WISE | 11 | 20 | Nov-18 | 0%

- Capital Resources

- Additional capital resources from **Distributor Licensing** beginning in April 2018.
- Grant programs like the Ameren Accelerator and the CA Energy Storage initiative.
- Capital from VCs
- Bank loan against Note if necessary

Indebtedness

The company has no outstanding promissory notes. The Company has not had any material terms of indebtedness. Related party indebtedness was due the founder as the Member of the previous related entity. See Related Part Transactions for more information.

Recent offerings of securities

- 2017-11-01, 4(a)(2), 8200000 Common Stock. Use of proceeds: General Corporate Uses

Valuation

$10,000,000.00

The Wise Power, Inc. valuation was based on 2018 Proforma projections. The company has created a web portal at dev.wiseiot.net/ to begin capturing revenue. WISE will offer licensing rights to other businesses to sell its patented technology. The business plan calls for 300 Platinum Distributors and 500 Gold Distributor to receive 5-year licenses granting them the rights to resell and install the energy storage and IoT technology. Based on the projected revenue and expenses from the licensing rights, WISE will generate $2 million in EBITA in 2018. Using a multiple of (5) to create a 20% return on investment, we have calculated a $10 million valuation. Besides this, We have not undertaken any efforts to produce a third-party valuation of the Company. The price of the shares in the Offering reflects the opinion of the Board as to what would be fair market value and the Company's internal determination based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies. The valuation of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R&D & Production	$4,780	$255,730

Marketing	$2,000	$267,500
Working Capital	$2,620	$300,670
Demonstration Site		$107,000
Capital Expenditure		$74,900
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000 we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

USE OF PROCEEDS

We are seeking to raise $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $60,700 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for working capital.

The breakdown of the Use of Proceeds follows:

R&D Production - the company has incurred technical debt from the R&D activities including patents, trademarks, and other IP. Some funds will be used to retire that debt. In addition, the previous assets will be ported over to our production of the web portal and the energy storage device.

Marketing - our marketing plan is based on continued efforts to reach our customer base. The HVAC, Solar, and electrical contractors are our core customers as Distributors. We have devoted 57 weekly Blog posts and articles in several industry publications to educate this market segment. Our marketing plan uses digital content and other media to attract 500 Distributors from this segment.

Working Capital - we have very low operating costs at this stage of development. The founder and two additional key personnel work fulltime on WISE. We supplement this workforce with multiple vendors that are contracted to perform work in specific areas. Following our initial mass-market production runs, we will scale up hiring to meet demand.

Demonstration Site - we are planning to open a demonstration site and training center in SoCal. The facility will also be used for field testing products before going to market.

Capital Expenditure - some equipment is required to setup our initial operations. Some funds will be used for this initial expense.

The identified use of proceeds are subject to change at the sole discretion of the Managing Member based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website http://getwisepower.com/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wise Power, Inc.

[See attached]

Wise Power Group

Combined Financial Statements (Unaudited)
and Independent Accountant's Review Report
December 31, 2017 and 2016

Wise Power Group

TABLE OF CONTENTS



To the Members of
Wise Power Group
Santa Monica, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying combined financial statements of Wise Power Group (the "Company," which consists of WISE LLC and Wise Power Inc.), which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined statements of operations, changes in equity (deficit), and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 12, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WISE POWER GROUP
COMBINED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 666	$ -
Deferred offering costs	2,500	-
Total Current Assets	3,166	-
Non-Current Assets:		
Deposit	289	-
Total Non-Current Assets	289	-
TOTAL ASSETS	$ 3,455	$ -
LIABILITIES AND EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 54,491	$ 107,837
Accrued expenses	5,554	15,055
Deferred compensation - related party	358,850	138,735
Advance from related party	226,629	88,637
Total Current Liabilities	645,524	350,264
Total Liabilities	645,524	350,264
Members' Equity (Deficit):	(642,505)	(350,264)
Stockholders' Equity (Deficit):		
Common stock, $0.00001 par, 10,000,000 shares authorized, 8,200,000 and 0 shares issued and outstanding, 170,833 and 0 shares vested, each as of December 31, 2017 and 2016, respectively.	82	-
Additional paid-in capital	16,178	-
Accumulated Deficit	(15,824)	-
Total Stockholders' Equity (Deficit)	436	-
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ 3,455	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

WISE POWER GROUP
COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ -	$ -
Operating Expenses:		
Compensation and benefits	414,700	302,660
General and administrative	78,511	65,619
Sales and marketing	13,190	11,630
Research and development	10,319	75,359
Total Operating Expenses	516,720	455,268
Loss from operations	(516,720)	(455,268)
Other Income/(Expense):		
Interest expense	(3,016)	(1,966)
Total Other Income/(Expense)	(3,016)	(1,966)
Provision for income taxes	-	-
Net loss	$ (519,736)	$ (457,234)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these combined financial statements.

-3-

WISE POWER GROUP
COMBINED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

| | WISE LLC | Wise Power Inc. | | | | | |
| | | Common Stock | | | | Total | |
	Members' Equity (Deficit)	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficit)	Total
Balance at January 1, 2016	$ (91,260)	-	$ -	-	$ -	$ -	$ (91,260)
Capital contributions	198,230	-	-	-	-	-	198,230
Net loss	(457,234)	-	-	-	-	-	(457,234)
Balance at December 31, 2016	(350,264)	-	-	-	-	-	(350,264)
Capital contributions	229,627	-	-	15,440	-	15,440	245,067
Capital distributions	(17,956)	-	-	-	-	-	(17,956)
Issuance of common stock	-	8,200,000	82	738	-	820	820
Net loss	(503,912)	-	-	-	(15,824)	(15,824)	(519,736)
Balance at December 31, 2017	$ (642,505)	8,200,000	$ 82	$ 16,178	$ (15,824)	$ 436	$ (642,069)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

WISE POWER GROUP
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net loss	$ (519,736)	$ (457,234)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in deferred offering costs	(2,500)	-
(Increase)/Decrease in deposits	(289)	-
Increase/(Decrease) in accounts payable	(53,347)	107,737
Increase/(Decrease) in accrued expenses	(9,501)	14,483
Increase/(Decrease) in deferred compensatoin	220,115	138,735
Net Cash Used In Operating Activities	(365,258)	(196,279)
Cash Flows From Financing Activities		
Proceeds from advances from related party	137,993	(1,951)
Issuance of common stock	820	-
Capital distributions	(17,956)	-
Capital contributions	245,067	198,230
Net Cash Provided By Financing Activities	365,924	196,279
Net Change In Cash	666	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ 666	$ -
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

NOTE 1: NATURE OF OPERATIONS

Wise Power Group (the "Company") consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes as the LLC was the predecessor entity to the corporation, and was not dissolved upon conversion and formation of the corporation. The Companies share the same operations, but were separately incorporated. Generally, all activity of the combined companies was completed in Wise Power, Inc. after its formation, and WISE LLC has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to Wise Power Inc.

- WISE LLC, a Kansas limited liability company, organized December 10, 2015
- Wise Power Inc., a Delaware corporation, organized November 2, 2017

The Company is a technology company that is developing a program utilizing the internet of things (IoT) to capture electric power usage data at the edge, then provide an on-premise energy storage device to power homes and businesses through peak-demand periods.

Regarding WISE LLC, the rights and obligations of the members are governed by the operating agreement which stipulates that members' liability is limited with regards to debts, liabilities, contracts, or any other obligations of the entity. Each member's interest in the entity is defined by its operating agreement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each entity and are presented on a combined basis. All transactions and balances between and among the Entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

For the purpose of the combined statements of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the combined balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017 or 2016.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

Wise Power LLC has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying combined financial statements. After formation of Wise Power Inc. on November 2, 2017, nearly all activity was incurred by Wise Power Inc. which is taxed as a corporation.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $15,824 and $0 as of December 31, 2017 and 2016, respectively. The Company expects to pay Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $4,431 and $0 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $519,736 and $457,234 during the years ended December 31, 2017 and 2016, respectively, has limited liquid assets with cash of $666 as of December 31, 2017, and current liabilities exceeded current assets by $642,505 as of December 31, 2017.

The Company's ability to continue as a going concern for the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: EQUITY

Wise Power Inc.

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of December 31, 2017, 8,200,000 shares of common stock are issued and outstanding.

On November 2, 2017, the Company issued 8,200,000 shares of common stock at $0.0001 per share, providing proceeds of $820. These shares were issued under restricted stock purchase agreements, which provide for vesting of these shares at a rate of $1/48^{th}$ per month for 48 months, commencing December 2017. Unvested shares are subject to repurchase by the Company if and upon termination of services to the Company at the original price per share. As of December 31, 2017, 170,833 shares have vested. The Company's founder and CEO also provided other cash contributions to the Company totaling $15,440 during 2017.

The Company approved the 2017 Stock Incentive Plan (the "Plan") in 2017 and has reserved 1,800,000 shares of common stock for issuance under the Plan. There have been no issuances under the Plan as of December 31, 2017.

WISE LLC

WISE LLC is a limited liability company, and accordingly, the debts, obligations, and liabilities of the entity, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the entity, and no member of the entity is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY PAYABLES

From time to time, the related parties to the Company have advanced money to fund operations. As of December 31, 2017 and 2016, related party payables totaled $226,629 and $88,637, respectively. The payables bear interest at 2.5% and are payable upon demand from the lenders. Interest expense on these notes was $3,016 and $1,966 for the years ended December 31, 2017 and 2016, respectively, of which $5,554 and $2,538 was accrued and unpaid as of December 31, 2017 and 2016, respectively.

The Company's CEO and controlling shareholder and two other related parties to the Company have deferred salaries for future payment in 2016 and 2017. The total amounts accrued and unpaid as of December 31, 2017 and 2016 was $358,850 and $138,735, respectively. There are no formal agreements, but the Company considers these to be payable on demand and bearing no interest.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events through April 12, 2018, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Wise Power is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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$100.00 minimum investment

Wise Power
Internet of Things Meets Energy Storage

● Small OPO   🏠 Santa Monica, CA   🏷 Clean Technology   ⊘ US Investors Only

Overview   Team   Terms   Updates   Comments   [Share]





Perks*

- Investors who invest as part of this Regulation Crowdfunding offering through StartEngine, receive Preferred customer status for one year. Preferred customers receive a monthly newsletter and advance purchase options for new product releases.
- One year subscription for the basic WISE IoT platform for investments of $1,000 or more. (a $119.40 value based on $9.95 per month for 12 months)
- The WISE Gold Distributors have licensing rights for 5 years to resell our WISE IoT and energy storage products and services. The Distributors are certified to sell this cutting-edge technology anywhere in North America. Our Distributors receive approximately 30% profit margin on our products and recurring revenue from data plans. StartEngine investors receive a 10% discount on our Gold Distributor's License. For more information and to register go to http://wiseiot.net.

All perks occur after the offering is completed.

Open The Door to Wise Power
Invest in Wise

Imagine if there was a way to store energy that you could easily harness at any time to power your home or business. Think about the money you would save and the waste you would eliminate.

Well, here at WISE Power, we have created a lifestyle management system that is making this idea a reality through the invention of technology.

Technology that combines Internet of Things with Power Storage -- allowing people to store energy to later power their homes and businesses. This technology will connect us to all of the internet-enabled devices in our homes and lives, allowing users to easily monitor and control appliances and electronic devices through a smartphone, tablet or computer.

Here at WISE, we are on a mission to empower the world to save money, reduce waste, and control energy usage. Will you join us? We are interested in taking on investors who are passionate about disrupting the $11 billion energy storage industry.

Investment

Convertible Promissory Notes
Note converts to Preferred Stock when the company raises $3,000,000 in a qualified equity financing

Maturity Date: 04/30/2020

$10,000,000 Valuation Cap
10% Discount Rate
03% Annual Interest Rate
Maximum ($1,070,000) of Convertible Promissory Notes
Minimum ($10,000) of Convertible Promissory Notes

⊳ This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

What is a Convertible Note?
A convertible note offers you the right to receive shares in Wise Power, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000 in qualified equity financing. The highest conversion price per share is set based on a $10,000,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 03% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

Cutting-edge Patented Technology

We are saving you and your customers time, money and energy (literally). And, in order to do this most effectively, we have put in the work upfront. While it has taken some time, we now have multiple patents (which you can read more about below). These will ensure we can remain competitive in the energy storage sector.





WISE Controller. (Patent No: US 9,559,522) is the Internet of Things solution to your customer's power distribution needs. It sends and receives signals from smart devices, measures electric output and monitors electric demand from appliances as well as HVAC units, electronic devices, light fixtures, and all other loads on a building's electric grid. The WISE Controller can track your customers' energy usage, send alerts and notifications, and provide energy saving suggestions through any mobile device or computer.

The WISE Controller can integrate smart home devices such as smart thermostats, cameras, locks, lights, and all other smart home technologies. It does this by serving as a vendor-neutral Internet of Things hub that allows your customers to control all their smart devices from a single display, thus enabling true home automation. WISE software is web-based and connects with your customers' mobile devices and computers. It's compatible with iOS, Android, and other mobile platforms.

WISE Power On Demand (POD). (Patent No: US 9,348,384) controls, directs, harnesses, and disburses through a storage product system. This storage technology creates a microgrid to provide power to buildings while connecting them to the Smart Grid through the integrated WISE Controller. The WISE POD stores electricity using a series-tied lithium-ion battery bank combined with an ultracapacitor bank. Customers can integrate the system with alternative energy sources including solar, wind, and other intermittent renewables. The system can also charge electric vehicles and swap power with them.

WISE technology will analyze and learn about your customers' daily energy usage habits at home and alert them to ways they can change behaviors to save money and optimize their energy efficiency. These energy savings alerts can result invaluable rebates, reduced rate programs, and other incentives your customers 'electric utility may offer, thus allowing them to further reduce their electric bill. Simple event buttons allow your customers to make money- saving changes instantly.

Getting Wiser About Power



Smart Meter
LED Lights
Home Energy Console
Smart TV
Solar Panel
Coffee Machine
Electric Vehicle
Robot Cleaner
Home Battery
Washer
Tablet
Refrigerator

Bedroom
Kitchen
Living room
Disarmed

You wake up at 6 a.m. to the smell of fresh coffee prepared exactly to your liking -- lots of cream, lots of sugar. The smart coffee maker made it five minutes before your alarm went off, so it's still hot.

As you are making breakfast, your smart refrigerator tells you that you're low on eggs and that the milk is about to expire. You tell the refrigerator to order more of both... it places the order for the items to be delivered to your home the following day.

Once the breakfast is prepared, you sit down at the kitchen table to eat. The smart television turns on by itself and flips straight through your favorite channels. You see a show you like and say, "stop," and the television does just that.

As you get ready for work, your home's smart lighting system automatically lights each room you enter, then switches off when you exit. This way, you know you haven't accidentally left any lights on that will waste electricity throughout the day.



You get into your electric car that has been charging overnight. Your car charger, like the rest of you home, is powered by a WISE energy storage system which allows you to automatically optimize your energy consumption. Your WISE system is coupled with solar panels on the roof so you can generate and store your own electricity. Sometimes, you even have enough electricity left over that you can sell it back to your utility company or even your neighbors.

As you pull away from your smart home, you know your labrador, Clover, will be safe and sound. Your smart security system will alert you automatically if strangers approach the doors and will call the police if someone tries to break in. Smart smoke detectors and carbon monoxide detectors will immediately alert you to any possible emergencies and will put you in contact with the fire department if necessary.

You control the entire system through an app on your smartphones or tablets that integrates with your entire smart home to control it from a single interface. Every aspect of your smart home runs through your WISE controller which is protected by cyber-security protocols guaranteed to keep you safe and sound.

Energy For Everyone

Our technology works by allowing you to store energy to use later when you need it. Not only do we monitor and manage your energy usage to identify opportunities to reduce waste, but we also integrate smart devices through a vendor-neutral hub so your customers can control them through their mobile device or computer. WISE technology empowers your customers to store electricity from the grid or renewables to save money on electric bills,

shrink their carbon footprint, and control their energy usage to fit their lifestyles. It does this by allowing your customers to manage energy consumption in every room and at every switch and outlet. We manage energy at the grid's edge.

   

Power Your Customer's Homes	**Commercial Optimization**	**Network of Distributors**	**Private Cloud**
WISE technology empowers your customers to store electricity from the grid or renewables to save money on electric bills, shrink their carbon footprint, and control their energy usage to fit their lifestyles.	Utility bills are a necessary part of budgeting for almost any business that owns or rents buildings to support its operations. Energy malfunctions or inefficiencies can negativity impact revenue.	The WISE business model is built on a network of Partners and Distributors to market, sell and install WISE Distributed Energy products and services to customers.	WISE is creating a private cloud to support our North American operations. Our Secure-By-Design network uses many forms of the latest technologies to capture and store data securely.
The WISE Controller also can integrate smart home devices such as smart thermostats, cameras, locks, lights, and all other smart home technologies, and is compatible with iOS, Android, and other mobile platforms.	These costs can be mitigated with the implementation of WISE technology that optimizes a company's energy usage while providing a virtually unlimited source of backup energy.	As a WISE partner you will receive distribution rights to sell, distribute, and install WISE technology within your geographical territory; as well as receive proper training and certification.	The private cloud allows users to add IoT devices from home, work, health records, and connect to Smart Cities. WISE will manage this data in our cloud. Users have access to their connected devices 24/7/365.
In addition, WISE technology will analyze and learn about your customers' daily energy usage habits at home and alert them to ways they can change behaviors to save money and optimize their energy efficiency.	WISE technology also allows businesses to integrate their building management systems with smart HVAC systems and other smart technologies to optimize energy usage and reduce electricity bills.	You will also be trained and educated on the technical details of WISE technology, and be given marketing materials to help you communicate the benefits of WISE technology to your customers. Become a WISE Partner today.	WISE Partners will use cloud services to distribute, sell, and service our technology in North America. The IoT and energy storage platform will capture data and move it to the cloud. The data is safely stored for use later.

The Energy Storage Industry

The energy storage industry is booming and is expected to continue to grow at alarming rates over the next 5-10 years. The U.S. energy storage industry comprises hundreds of companies and thousands of American workers. And currently, over 60 million Americans in 13 mid-Atlantic states plus the District of Columbia are saving money and receiving the highest quality service with energy storage systems.

The Power of Energy Storage

- Energy storage installation is expected to expand from 6 gigawatts in 2017 to more than 40 gigawatts by 2022 according to the Energy Storage Association
- According to the Energy Storage Association, the industry is expected to be worth nearly **$11 billion by 2022.**
- The association projects Flywheel and battery energy storage systems provide a 10x faster and more accurate response to a power dispatcher's signals compared to power turbine generators.
- The California Public Utilities Commission (CPUC) approved a target requiring the state's three largest investor-owned utilities, aggregators, and other energy service providers to procure 1.3 gigawatts of energy storage by 2020.
- Bloomberg New Energy Finance released a report in November 2017 that forecasts the global energy storage market will "double six times" from now to 2030, from a meager starting point of less than 5 gigawatt-hours last year, to more than 300 gigawatt-hours and 125 gigawatts of capacity by the end of the next decade. An estimated $103 billion will be invested in energy storage over that time period.



The IoT Industry

The IoT refers to the connection of devices (other than typical fare such as computers and smartphones) to the Internet. Cars, kitchen appliances, and even heart monitors can all be connected through the IoT. And as the Internet of Things grows in the next few years, more devices will join that list.



What is the Internet of Things (IoT and what is its growth potential?

- What's the buzz? According to Wired online magazine, The Internet of Things revolves around increased machine-to-machine communication; it's built on cloud computing and networks of data-gathering sensors; it's mobile, virtual, and instantaneous connection; and they say it's going to make everything in our lives from streetlights to seaports "smart."
- Business Insider's premium research service, expects there will be more than **24 billion IoT devices on Earth by 2020**. That's approximately four devices for every human being on the planet. And as we approach that point, $6 billion will flow into IoT solutions, including application development, device hardware, system integration, data storage, security, and connectivity. But that will be money well spent, as those investments will generate $13 trillion by 2025.
- General Electric predicts investment in the Industrial Internet of Things (IoT) is expected to top **$60 trillion during the next 15 years**.
- Morgan Byasee, a College of Information and Computer Science scholar, of all the technology trends that are taking place right now, perhaps the biggest one is the Internet of Things; it's the one that's





- going to give us the most disruption as well as the most opportunity over the next five years.
- The Business Insider suggests that businesses will be the top adopter of IoT solutions because they will use IoT to 1) lower operating costs; 2) increase productivity; and 3) expand to new markets or develop new product offerings

Why Choose WISE

WISE was created through several years of research and development. The company used employee time and technology resources to study trends in energy storage and IoT . An energy storage and IoT solution was created and is coming to market. The Founder wanted to share this emerging technology with the masses and created a business model that helps businesses offer new energy storage and IoT products and services. This **Distributed Energy Source System** will create new entrepreneurs around the country to serve as Distributors and has the ability to create thousands of new jobs. New business opportunities are emerging in these evolving industries.

Wise Power, Inc. (dba WISE) is marketed as **WISE Distributed Energy** and **WISE Lifestyle Management**. WISE Distributed Energy offers small-scale residential and commercial energy storage. Projects are self-assessed by consumers on our website using a free proprietary Energy Assessment Tool. Project leads are emailed to our Distributors for a more comprehensive review with the consumer. Energy storage projects are performed on a project-by-project basis and sold as kWh(s) per project. Emphasis is placed on 5 kWh units series tied to 20 kWh per project. The system also connects users to internet-enabled appliances and devices in the home or business through a smartphone. The system measures the electric power consumption at the grid's edge and matches energy storage solutions to power the needs of consumers. Energy is stored in battery banks from the grid or renewables to optimize energy use.

WISE Lifestyle Management is a cutting-edge platform that uses the Internet of Things (IoT) to manage our everyday activities by integrating our smartphones and other mobile devices to **Home IoT**, **Connected Cars IoT**, **Health IoT** and **Smart Cities**. A monthly subscription plan for connected devices is sold through our distributorship network.

WISE is licensing a network of certified **Distributors** beginning in April 2018, based on geographic locations in the US. We used Census Tracks to assign territories for our partners to sell and install energy storage and IoT solutions. Qualified businesses are trained and certified as WISE Certified Distributors which include Resellers Rights. Ideal candidates for Distributorships are HVAC Companies, Solar Contractors, and Electrical Contractors.

Real Estate Developers, Real Estate Brokers, and Property Managers are good candidates for **Resellers**. These businesses are able to help consumers create the latest in home automation by connecting internet-enabled devices using a smartphone. Resellers identify opportunities and WISE provides the equipment and connectivity. Resellers receive a revenue share for the referral.

WISE developed a working prototype of the energy storage invention in 2010. Patents were filed to protect the Intellectual Property and utility patents were awarded in 2016 and 2017. Today, a team of engineers is developing the mass-market energy storage modules for testing and certification. The company is anticipating energy storage solutions will be ready for project installation by the end of 2018.

Our IoT hardware build and certification is on a faster track. We have entered a Partnership with (insert Wireless Carrier name here) to connect our devices through their North American network. Our IoT solution is secure-by-design for consumers to connect devices without fear of hackers stealing personal data. We use multiple technologies in combination to create a comprehensive IoT platform. Our system is managed through the WISE web portal.

WISE Platform



WISE
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WISE is a cutting-edge lifestyle management platform that connects users to appliances and devices in the home or business through a smartphone. The system measures the electric power consumption and matches energy storage solutions to power needs. WISE uses the Internet of Things (IoT) to manage our everyday activities through Home IoT, connected cars, health IoT and Smart Cities.
WISE Power
WISE stores the energy to power your home or office. The system uses a lithium ion battery bank to capture energy for use later. It works great with renewable energy systems. WISE Power On Demand will keep the lights on during power outages.
WISE IoT
The WISE system allows you to monitor energy use and control devices
are connected to the internet. Receive tips, notices, and alerts by
help you save money on your electric bill.
Stay connected, Stay up to date, Stay secure.
WISE will track your energy use and send secure text to keep you up to date and help you save money.
ACTIVATE
HVAC companies, Solar contractors, and Electrical contractors make great WISE partners.
PARTNERS
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Get a Free Energy Assessment to learn how much electricity you use room-by-room. Select a plan that best fits your needs.
PLANS
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WISE IoT
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WISE
2500 Broadway, Building F, Suite F-125
Santa Monica, CA 90404
P.424.238.4513
Investor Relations

Kevin Williams (Wise CEO & Founder) Discusses Energy Affairs With President Obama



WISE CEO discusses energy storage with President Obama and members of Congress at the Minority Business Owners CEO Roundtable.



Wise has assembled a top-notched product development team to elevate our products to the next level. We have secured contracts with an industry leader to build our network certified IoT device and Evocativo is designing and building the energy storage solution. Wise Power, Inc is marketed under two distinct brands. Our energy storage brand is Wise Distributed Energy and our IoT brand is WISE Lifestyle Management.





WISE DISTRIBUTED ENERGY

Store the energy to power your home. Focused on small-scale energy storage for home and business.

WISE

WISE Lifestyle management uses the Internet of Things to help consumers manage their energy use.

Business-To-Business Model

Software Defined Network

- Distributorship Licenses
- Reseller Licenses

Generate Revenue Using Our Cutting-edge IoT Platform

- Connected Home, Connected Car, Connected Health, Smart Cities

Monthly IoT Plans Starting at $10 per month

- Includes 5 connected devices
- $1 per month/ per device for each connection over 5

Sell Patented Intelligent Energy Storage Solution

- Home and Business Energy Storage
- Scalable Energy Storage Units sold on a project-by-project basis
- Energy Storage sold in Kilowatt Hours (kWh)
- Emphasis on 4-5 kWh units that can be series tied to 20 kWh

Install Intelligent Energy Storage Units for Home and Business

- Goal of producing modular storage at $7,500 - $8,000 installed









Seller
Buyer
User
IoT input product
IoT input product
IoT solution
Service provider
Consumer
IoT input product

SOLAR PANELS
UTILITY GRID
BATTERY/ INVERTER SYSTEM
ELECTRIC PANEL
ELECTRIC METER



November 2009

Created working prototype of the invention

February 2010

Filed patent application for Distributed Energy Source System

June 2012

Obama meeting to discuss renewable energy issues

March 2013

Filed Second patent for a Personal Power Preserve

May 2016

Received first Patent

June 2016

Created web portal

January 2017

Received second Patent

September 2017

Sold technology company with 1.5 million users

February 2018

Establish channel partners network

Contract with wireless carrier to build partners network.

April 2018

Launch Start Engine Campaign

May 2018

Create mass-market controller (ANTICIPATED)

Begin the dev of Controller using multiple technologies.

August 2018

Field test mass-market energy storage unit (ANTICIPATED)

In the Press





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Meet Our Team



Kevin Williams

President, CEO, Founder & Director

November 2017 to Present Kevin Williams is a serial entrepreneur. He is the Founder of several successful companies and is an innovator with patents to his credits. WISE is the latest brand that he developed as a result of his years of research and development. WISE a is a Deep Tech startup that uses patented technology to transform the electric utility industry. It provides an intelligent energy storage solution with Internet of Things (IoT) capabilities to create a Distributed Energy Source System. In 2005, Kevin founded WillCo Technologies, Inc. He served as President and CEO from 2005 to 2017. The firm's mission was to make information easy and accessible. As an intelligent information technology (IT) consulting firm, WillCo specialized in creating simple solutions to complex issues. WillCo developed custom programs and software to enhance the communication, interaction and integration among various computer systems. In 2006, the company created a cybersecurity compliance program and related software platform. This program is licensed to the US Department of Defense and now has more than 1.5 million registered users. Kevin sold a majority interest in WillCo in Sept 2017 to focus on WISE. He spent several years developing WISE with his own time and resources. He wanted to share this technology with the masses and created a business model that helps businesses offer new energy storage products and services. This dynamic system will create new entrepreneurs around the country to serve as Distributors and has the ability to create thousands of new jobs. https://getwisepower.com/blog













Wayne C. Boncyk

Lead Systems Engineer

Over 3 decades as an aerospace/electrical engineer with experience in power systems development for spacecraft and satellites, Wayne now brings his unique set of skills to bear on alternative energy storage and utilization for terrestrial uses. He holds degrees in Physics and Electrical Engineering from Youngstown State University. All together he has been involved in design, system specification, verification, and development for over a dozen space missions. He is principal or contributing author to over a dozen referred publications, and holds several patents related to reconfigurable avionics, space-based power, and novel image processing/recognition methodologies



Howard Killebrew

Lead Industrial Designer

Over 10 years of experience in product design and business management. A graduate of Auburn University's Department of Industrial Design. Strong skills in freehand sketching for concept development, as well as technical drawing and presentation rendering.



Daniel Estoque

Lead Mechanical Engineer

A graduate of the University Of Colorado-Boulder in Mechanical Engineering. Specializes in design, fabrication and testing of complex electro-mechanical, optical, pneumatic and fluidic systems.



Carl Conard

Lead Software Engineer

Carl Conard has 25 years of experience as an IT professional. Carl has advanced skills in several programming languages. He designs solutions and serves as an architect for major IT projects, converting complicated business issues into productive data repositories.



Robert DeBardeleben

Evocativo CEO, Business Owner, WISE Advisory Board

Thirty-two years of experience in business management and ownership. A graduate of Auburn University in Mechanical Engineering. Specializing in planning and coordinating mechanical engineering concepts and detail designs, including scheduling and budgeting.



Micki Nichols

Kaufman & Nichols, Co-Founder, WISE Advisory Board

Micki K. Nichols has spent the majority of her professional career in public accounting. She had not been working long before she got the entrepreneurial bug. She is a co-founder of the firm she is currently with, Kaufman & Nichols, CPA, PC. As a successful business woman herself, she enjoys nothing more than working with others who are at various stages of building their own businesses. The focus of the services she provides for her small to medium-sized business clients focus primarily on consulting along with accounting for business activities.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Preferred Stock when the company raises $3,000,000 in a qualified equity financing

Maturity Date: 04.30.2020

$10,000,000 Valuation Cap

10% Discount Rate

3% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($1,070,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Wise Power, Inc.
Corporate Address	2500 Broadway Building F, Suite F-125 Santa Monica, CA 90404
Description of Business	Wise Power, Inc. (dba WISE) WISE is a platform that supports the flow of energy and information from consumers to service providers. WISE will allow consumers to securely connect their internet-enabled devices to their smartphone, tablets, and computers. A unique Energy Assessment captures electric power use from each device connected to the electric system. WISE then stores the electricity to power the home or business. The platform then connects consumers to a network of certified professionals through our private cloud. WISE is a Distributed Energy Source system that features IoT-enabled intelligent energy storage. The patented technology allows users to securely connect to the Internet of Things (IoT) to manage a digital lifestyle and store the energy to power their homes and businesses.
Type of Security Offered	Convertible Promissory Notes
Minimum Investment Amount (per investor)	$100

What is a Convertible Note?

A convertible note offers you the right to receive shares in Wise Power, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000 in qualified equity financing. The highest conversion price per share is set based on a $10,000,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 3% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

Perks*

1. Investors who invest as part of this Regulation Crowdfunding offering through StartEngine, receive Preferred customer status for one year. Preferred customers receive a monthly newsletter and advance purchase options for new product releases.
2. One year subscription for the basic WISE IoT platform for investments of $1,000 or more. (a $119.40 value based on $9.95 per month for 12 months)
3. The WISE Gold Distributors have licensing rights for 5 years to reseller our WISE IoT and energy storage products and services. The Distributors are certified to sell this cutting-edge technology anywhere in North America. Our Distributors receive approximately 30% profit margin on our products and recurring revenue from data plans. StartEngine investors receive a 10% discount on our Gold Distributor's License. For more information and to register go to http://wiseiot.net.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Wise Power, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 3.3% instead of 3%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Comments (8 total)

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Kevin kevin@getwisepower.com **Wise Power - Issuer** a day ago
Hi Alan, I appreciate your interest and compliment regarding the team. We look forward to bringing on more excellent people. Here are the answers to your questions.
1. Cash on hand is just over $28,000 at the time of raise and our monthly burn rate is just under $25,000. We are in a much better position than most pure startups. I sold a tech company after 12 years of operations so the proceeds from the sale will offset our capital needs (if necessary). We are also able to defer some compensation to stretch our capital. Most importantly, our runway to revenue is short now. We will begin selling Distributor Licenses in a few short weeks at WiseIoT.net.
2. (a) IoT Controller - the projected retail is $100 and data plans start at $9.95 per month. That provides you with up 5 connected devices. We give consumers choices of how to use those connections. Studies of home automation found that consumers adopted technology in this order. Safety/Security, Convenience, Money-savings. It was most important to know if the carbon monoxide detector was alarming. Next was the convenience of - for example, seeing their children arrive home from school through a remote camera or unlocking the door remotely. Then came money-saving features. We believe we can help consumers save money on their electric bill in a number of ways. Our IoT Controller will "learn" how you use every outlet and switch in the house. Therefore we can make recommendations to save. For example, you would get a tip on doing laundry on Thursday evenings while the family is watching their favorite TV shows instead of Saturday mornings because the rates are lower on Thursday evening. We can also alert consumers of tax incentives, electric utility rebates, or insurance discounts. Our database would key on individual uses to provide the best money-saving tips.
2.(b) We recognize the simple pay-back for residential use is at an avg. of 3.5 years today. However, the cost of battery technology is falling each year and with tax credits and other incentives, the true cost of operating an energy storage system is less. There are many applications on the business side that are more viable today. Convenience stores, fast food restaurants, and more could really benefit from the technology now. The commercial rates are higher.

3. We calculate consumer energy use at the grid's edge through our mapping matrix. We capture the load on the system and the behavior. That let's us store and manipulate data in new ways.

Alan Jacobson 2 days ago
Hi, well done and clear presentation, timely niche, and I really like your team. I have questions: 1. Going into this raise what is your cash on hand, and what is your monthly burn to get where you want to be? 2. Can you give me the "pitches" - for example, as a homeowner what is my cost of the IoT controller and when added to the $119/year how much do I end up saving? What makes the modular storage system worthwhile - it costs about what I pay in total for electricity in total over 36 months. 3. I don't need too much technical detail, but I'm looking to figure out the value of your patents. What advantage do your products have? In other words, what can other companies not do because of your IP? Thanks very much!

Randy Wexler 4 days ago
Hi Kevin,

I have one follow-up question based on your responses to my previous questions. Does the on-premises IoT Sensor/Controller have native, standalone capabilities or does it require connecting to your network with the Pay-As-You-Go service in order to function? I'm trying to understand the key differentiators as IoT enters mainstream over the next few years. Thanks.

> **Kevin kevin@getwisepower.com** **Wise Power - Issuer** 4 days ago
> Hi Randy, I appreciate the follow up and continued interest. Our IoT differentiator is security. The WISE IoT Sensor /Controller is designed to operate on our network. We have designed 7-layers of security, from physical to network layers to protect personally identifiable information. We believe the key to consumer adoption of IoT is to create a secure environment. Our approach is to offer an affordable on-premise device that provides a vendor-neutral connection to integrate internet-enabled devices for home or business.

Kevin kevin@getwisepower.com **Wise Power - Issuer** 5 days ago
Hi Randy,

Thanks for your questions. Here are the responses in the same numeric order.
1. There are two products that are purchased outright. An IoT Sensor/Controller that is an on-premise device to communicate with internet-enabled appliances, electronics, etc. In addition, there is an energy storage unit that is installed on-premise. The subscription data plans are to stay connected to our secure network on a Pay-As-You-Go basis. No contracts or long-term commitments.
2. The intelligent energy storage system is grid-tied and designed to power the dwelling through peak-demand periods each day. It is compatible with renewables like rooftop solar or wind systems. The units have DC-AC converters to work with the renewables.
3. The IoT solution and Energy Storage system are independent. We are creating a vendor-neutral environment to give consumers choices. We do anticipate some benefits for buying both systems, like discounts or enhanced embedded features.

I hope this provides additional clarity. We really appreciate your interest.

Regards,

WISE Team

Randy Wexler 5 days ago
There are a few important facts that are not clear to me from the campaign overview.
1. What is purchased outright and what is subscription-based?
2. With regard to the Intelligent Energy Storage Units, what is the source of the energy you are storing? Are you taking power from the grid to store? Does your model provide solar or are you integrating with a customer-supplied solar system? Does this integrate with wind energy?
3. Is the IoT solution and the Energy Storage Solution independent of each other or must they coexist for a

functioning solution?

Kevin kevin@getwisepower.com Wise Power - Issuer 5 days ago

Mohammad, I appreciate your interest and attentiveness. We have made several improvements to the site in our development environment in order to signup Distributors. The site is scheduled for phase 1 launch on Saturday - May 5th. Please check back in 2 days.

Thanks,

WISE Team

Mohammad Karim Wise Power - Potential Investor 5 days ago

The link http://wiseiot.net is not working!!!



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VIDEO TRANSCRIPT (Exhibit D)

Welcome to Wise Power, where the Internet of Things (IoT) meets energy storage. WISE is a vision of the company founder torevolutionize the way we consume electricity. We evolved from a sister companythat tracks the training and certification for over 1.5 million users in the US Department of Defense.

We researched the energy storage industry years ago. We met with subject-matter experts including the President of the United States and members of Congress to discuss emerging energy technologies. We created a distributed energy source system that begins with a patented mapping matrix. We input what's plugged into your home and our exclusive software will report how much energy a particular device is using. We turn the data into an Energy Assessment that will tell you how much energy storage you need to power your home or business.

This patented new technology will help you save money on your energy bills. It also means that you're never without power.We have received multiple patents on this invention, and they're more in thepipeline. Besides the revolutionary new technology to store electricity andpower the devices in your home, we've come up with a unique way to share thistechnology with the world.

We've created a partnership network. We usesolar contractors, HVAC vendors and electrical contractors to sell this newtechnology to their customers. This way we can rapidly share this technologythrough delivering a business-in-a-box. Distributors can receive the productsand ship them out to the installers. We've set up a structure of Distributers, CertifiedInstallers and Resellers.

We are raising capital to develop anddistribute the mass market storage units. These energy storage units will beable to store the electricity to power your home or business and they areseries-tied. We can begin with one storage unit and go up to several units forthose facilities that have greater energy storage needs.

We are also developing a compatible IoT system.This is important because our solution is secure. Our Controller will talk to internet-enableddevices in your home to give you access to appliances and electronics. OurController collects information from your devices on our secure network. Sevenlayers of security protects your personal information from hackers.

WISE allows you to control IoT devices fromyour smartphone, tablet or computer. We have developed a customer facingwebsite where consumers can log on to do a free energy assessment, learn moneysaving energy tips, shop for IoT enabled devices, and more. The site will connectyou to the closest certified installer. The system is integrated under www.getwisepower.com.

We thank you for taking the time to view thisvideo. We hope that you'll join us in our journey to revolutionize the way thatconsumers get electricity. Thank you and goodbye.

Wise Power Video Transcript

Welcome to Wise Power, where the Internet of Things (IoT) meets energy storage. WISE is a vision of the company founder to revolutionize the way we consume electricity. We evolved from a sister company that tracks the training and certification for over 1.5 million users in the US Department of Defense.

We researched the energy storage industry years ago. We met with subject matter experts including the President of the United States and members of Congress to discuss emerging energy technologies. We created a distributed energy source system that begins with a patented mapping matrix. We input what's plugged into your home and our exclusive software will report how much energy a particular device is using. We turn the data into an Energy Assessment that will tell you how much energy storage you need to power your home or business.

This patented new technology will help you save money on your energy bills. It also means that you're never without power. We have received multiple patents on this invention, and they're more in the pipeline. Besides the revolutionary new technology to store electricity and power the devices in your home, we've come up with a unique way to share this technology with the world.

We've created a partnership network. We use solar contractors, HVAC vendors and electrical contractors to sell this new technology to their customers. This way we can rapidly share this technology through delivering a business-in-a-box. Distributors can receive the products and ship them out to the installers. We've set up a structure of Distributers, Certified Installers and Resellers.

We are raising capital to develop and distribute the mass market storage units. These energy storage units will be able to store the electricity to power your home or business and they are series-tied. We can begin with one storage unit and go up to several units for those facilities that have greater energy storage needs.

We are also developing a compatible IoT system. This is important because our solution is secure. Our Controller will talk to internet-enabled devices in your home to give you access to appliances and electronics. Our Controller collects information from your devices on our secure network. Seven layers of security protects your personal information from hackers.

WISE allows you to control IoT devices from your smartphone, tablet or computer. We have developed a customer facing website where consumers can log on to do a free energy assessment, learn money saving energy tips, shop for IoT enabled devices, and more. The site will connect you to the closest certified installer. The system is integrated under www.getwisepower.com.

We thank you for taking the time to view this video. We hope that you'll join us in our journey to revolutionize the way that consumers get electricity. Thank you and goodbye.

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Platform Compensation

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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TO: %%NAME_OF_ISSUER%%
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Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company.</u>

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u>The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information.</u> Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile.</u> Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

	If to the Company, to:	
	If to a Subscriber, to Subscriber's address as shown on the signature page hereto	

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase

	price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

*   *   *   *   *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: See Subscription Agreement

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, See Subscription Agreement

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and % in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By: _____%%SUBSCRIBER_SIGNATURE%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a

%%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding,

Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Artesian CPA, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   (i) To the Company;

   (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

   (iii) As part of an offering registered under the Securities Act with the SEC; or

   (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

   (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * * * *

%%NAME_OF_ISSUER%%

This Subscription is accepted By:

on %%TODAY%%.

%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 30, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $3,000,000 excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

> (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

> (c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding

under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ___%%ISSUER_SIGNATURE%%___

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Artesian CPA, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

> (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the

Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY

THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

%%NAME_OF_ISSUER%%

This Subscription is accepted

By:

on %%TODAY%%.

%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE

MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), OR TO A MEMBER OF INVESTOR’S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES 2018 - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the “Company”), promises to pay to %%VESTING_AS%%, the investor party hereto (“Investor”) who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the “Note”) the principal amount set forth above and on the signature page of his/her subscription agreement (the “Subscription Agreement”), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the “Crowdfunding Notes”) to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the “Investors”).

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 30, 2020 (the “Maturity Date”).

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $3,000,000 excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Preferred Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of

%%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: _____%%ISSUER_SIGNATURE%%_____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

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